                          Form N-18F-1

                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

     NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
                  INVESTMENT COMPANY ACT OF 1940

                STEIN ROE FLOATING RATE INCOME TRUST
                      Exact Name of Registrant

                     NOTIFICATION OF ELECTION

     The undersigned registered investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                            SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Chicago and the state of Illinois on the 23rd day of September, 1998.

                    STEIN ROE FLOATING RATE INCOME TRUST


                    By   WILLIAM H. BELDEN, III
                         William H. Belden, III, Trustee

Attest: HEIDI J. WALTER
        Heidi J. Walter, Secretary